UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Status Media Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

863165106

(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

May 24, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863165106

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

River Charitable Remainder Unitrust f/b/o Isaac Blech

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

		7	SOLE VOTING POWER
NUMBER
	OF		--0--
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		3,125,000
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		--0--
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
3,125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 863165106

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

West Charitable Remainder Unitrust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

		7	SOLE VOTING POWER
NUMBER
	OF		--0--
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		18,750,000
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		--0--
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 863165106

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

		7	SOLE VOTING POWER
NUMBER
	OF		--0--
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		18,750,000
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		--0--
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.6%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. 863165106

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Miriam Blech

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER
NUMBER
	OF		3,125,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		--0--
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		3,125,000
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
--0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,125,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 863165106

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Isaac Blech

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER
NUMBER
	OF		--0--
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		40,625,000
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		--0--
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
40,625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,625,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.7%

14	TYPE OF REPORTING PERSON

IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Stratus Media Group, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  The principal executive offices of the Issuer are located at 3 East De La Guerra Street, 2nd Floor, Santa Barbara, California 93101.

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by (i) Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen; (ii) Miriam Blech (“Ms. Blech”), a natural person who is a United States citizen and Mr. Blech’s spouse; (iii) River Charitable Remainder Unitrust f/b/o Isaac Blech, a trust formed under the laws of the state of New York (“River Trust”) and (iv) West Charitable Remainder Unitrust, a trust formed under the laws of the state of New York (“West Trust”); and (v) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87, a trust formed under the laws of the state of New York (“Liberty Trust”) (collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(c)	Mr. Blech and Ms. Blech are private investors.

(d), (e)
None of the Reporting Persons have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 24, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Ms. Blech, Liberty Trust, River Trust, West Trust and the other investors named therein (collectively, the “Investors”), pursuant to which the Issuer:

(i)
issued and sold to Ms. Blech an aggregate of (A) 500 shares of the Series E Convertible Preferred Stock, $.001 par value, convertible into shares of the Issuer’s Common Stock (the “Series E Preferred Stock”); (B) a warrant to acquire 1,250,000 shares of Common Stock at an exercise price of $0.65 per share (the “A Warrants”); and (C) a warrant to acquire 625,000 shares of Common Stock at an exercise price of $1.00 per share (the “B Warrants,” together with the A Warrants, the “Warrants”) for a total purchase price of $500,000;

(ii)
issued and sold to River Trust an aggregate of (A) 500 shares of the Series E Preferred Stock; (B) a warrant to acquire 1,250,000 shares of Common Stock at an exercise price of $0.65 per share; and (C) a warrant to acquire 625,000 shares of Common Stock at an exercise price of $1.00 per share;

(iii)
issued and sold to West Trust an aggregate (A) 3,000 shares of the Series E Preferred Stock; (B) a warrant to acquire 7,500,000 shares of Common Stock at an exercise price of $0.65 per share; and (C) a warrant to acquire 3,750,000 shares of Common Stock at an exercise price of $1.00 per share; and

(iv)
issued and sold to Liberty Trust an aggregate of (A) 3,000 shares of the Series E Preferred Stock; (B) a warrant to acquire 7,500,000 shares of Common Stock at an exercise price of $0.65 per share; and (C) a warrant to acquire 3,750,000 shares of Common Stock at an exercise price of $1.00 per share;

The description of the Securities Purchase Agreement herein is a summary and is qualified in its entirety by the terms of the Securities Purchase Agreement. A copy of the Securities Purchase Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

The funds used for the acquisition of the shares of Series E Preferred Stock and Warrants came from personal funds of the Reporting Persons.  No borrowed funds were used to purchase the shares of Series E Preferred Stock or Warrants.

Item 4.	Purpose of Transaction.

Securities Purchase Agreement

The Investors agreed to purchase, and the Issuer agreed to sell, the Series E Preferred Stock and the Warrants pursuant to the Securities Purchase Agreement.

The Securities Purchase Agreement provides that the Issuer will enter into a registration rights agreement with the Investors with respect to the shares of Common Stock (a) issued or issuable upon conversion or exercise of the Series E Preferred Stock or Warrants, as applicable, and (b) issued as payment of dividends payable in shares of Common Stock pursuant to the Certificate of Designation of Series E Preferred Stock, as described below.  Upon the occurrence of certain events set forth in the Securities Purchase Agreement, including the failure to timely file the registration statement or have the registration statement timely declared effective, the Issuer will pay to such Investor an amount of cash equal to 1% of the aggregate purchase price of such Series E Preferred Stock and Warrants for each 30-day period during such default; provided, however, that the payments will not exceed 10% of the aggregate purchase price.

Certificate of Designation

The rights and privileges of the shares of Series E Preferred Stock are contained in the Certificate of Designations of Series E Convertible Preferred Stock of Premier Alliance Group, Inc. (the “Certificate of Designation”). The Investors, at each of their option, may convert their shares of Series E Preferred Stock at any time into the number of shares of Common Stock determined by dividing the initial issuance price for the Series E Preferred Stock by the Conversion Price (as such term is defined in the Certificate of Designation), which initially is set at $0.40 per share. The Conversion Price is subject to certain anti-dilution adjustments related to stock splits, recapitalizations, mergers, reorganizations and similar transactions.

The Issuer is required to redeem any unconverted Series E Preferred Stock on the fifth anniversary of the date of first issuance of the Series E Preferred Stock, and has the right to require conversion if the average daily trading value for twenty consecutive trading days exceeds $250,000 and the weighted average price per share is at least $2.50.

In the event of a Liquidation Event (as such term is defined in the Certificate of Designation), each holder of Series E Preferred Stock is entitled to receive, prior to any distribution to the holders of Common Stock, the greater of (i) an amount per share equal to $1,000 for each share of Series E Preferred Stock then held (as adjusted for any stock split, stock dividend, stock combination and similar transaction), plus any declared but unpaid dividends, and (ii) the amount such holder would have received in connection with the Liquidation Event if the holder held the number of shares of Common Stock issuable upon conversion of the Series E Preferred Stock. The Series E Preferred Stock bears a dividend of 5% per annum, payable quarterly in cash, or, if the dividend shares are registered for resale, in shares of the Issuer’s Common Stock.

The Certificate of Designation provides that, for so long as at least 50% of the total number of shares of Series E Preferred Stock purchased pursuant to the Securities Purchase Agreement are outstanding, the holders of the Series E Preferred Stock will have the right to elect two members of the Issuer’s Board of Directors.  For so long as least 25% but less than 50% of the total number of shares of Series E Preferred Stock purchased pursuant to the Securities Purchase Agreement are outstanding, the holders will have the right to elect one member of the Issuer’s Board of Directors.

The holders of the Series E Preferred Stock have the right to vote on any matter submitted to a vote of the holders of Common Stock and are entitled to vote that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series E Preferred Stock. An affirmative vote of the majority of the holders of the Series E Preferred Stock is required for the Issuer to (i) alter or change adversely the powers, preferences or rights given to the Series E Preferred Stock; (ii) authorize or create any equity, certain debt or other securities superior to or on parity with the Series E Preferred Stock; (iii) amend the Issuer’s certificate of incorporation or bylaws in a way that adversely affects the Series E Preferred Stock; (iv) increase the authorized number of shares of Series E Preferred Stock; or (v) pay or declare certain dividends or distributions on any other capital stock of the Issuer.

The description of the Certificate of Designation herein is a summary and is qualified in its entirety by the terms of the Certificate of Designation. A copy of the Certificate of Designation is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

Security Agreement

To secure the Issuer’s obligation to redeem the Series E Preferred Stock, the Issuer and the Investors have entered into a Security Agreement, dated May 24, 2011 (the “Security Agreement”), pursuant to which the Issuer has agreed to grant a first priority security interest in its assets.

The description of the Security Agreement herein is a summary and is qualified in its entirety by the terms of the Security Agreement. A copy of the Security Agreement is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Warrants

The A Warrants represent the right to purchase up to one additional share of Common Stock for each share of Common Stock issuable upon conversion of the Series E Preferred Stock at an exercise price of $0.65 per share. The B Warrants represent the right to purchase up to 0.50 additional shares of Common Stock for each share of Common Stock issuable upon conversion of the Series E Preferred Stock at an exercise price of $1.00 per share. Payment of the exercise price may be made in cash, or, subject to certain exceptions, through a cashless exercise. The Warrants expire on the fifth anniversary of the date they were first issued and are exercisable only of there is an effective registration statement covering the resale of the shares issuable upon exercise of the Warrants. In the absence of such a registration statement, the Warrants are exercisable for cash or on a cashless basis at the option of the holder thereof.  The exercise price and the number of shares issuable upon exercise of the Warrants is subject to anti-dilution adjustment in the event of stock splits and under certain other circumstances as set forth in the Warrants.

The description of the Warrants herein is a summary and is qualified in its entirety by the terms of the Warrants. A copy of the form of the A Warrant is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.  A copy of the form of the B Warrant is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

The Reporting Persons intends to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons, together with their affiliates, may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in the Reporting Persons’ sole discretion, to take or refrain from taking any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of June 1, 2011, Ms. Blech beneficially owns 3,125,000 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement.  Such beneficial ownership assumes the issuance of 1,250,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock, 1,250,000 shares of Common Stock issuable upon exercise of the A Warrants and 625,000 shares of Common Stock issuable upon exercise of the B Warrants, as more fully described herein. Ms. Blech disclaims beneficial ownership of the Common Stock owned by Mr. Blech, River Trust, West Trust and Liberty Trust, except to the extent of her pecuniary interest therein.

Ms. Blech has the sole power to vote or direct the vote of 3,125,000 shares of Common Stock and has the sole power to dispose or direct the disposition of 3,125,000 shares of Common Stock.

As of June 1, 2011, Mr. Blech beneficially owns 40,625,000 shares of Common Stock, representing approximately 38.7% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement.  Such beneficial ownership assumes the issuance of 16,250,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock, 16,250,000 shares of Common Stock issuable upon exercise of the A Warrants and 8,125,000 shares of Common Stock issuable upon exercise of the B Warrants, as more fully described herein, held by River Trust, West Trust and Liberty Trust. Mr. Blech disclaims beneficial ownership of the Common Stock owned by Ms. Blech, River Trust, West Trust and Liberty Trust, except to the extent of his pecuniary interest therein.

Mr. Blech has the shared power to vote or direct the vote of 40,625,000 shares of Common Stock and has the shared power to dispose or direct the disposition of 40,625,000 shares of Common Stock.

As of June 1, 2011, River Trust beneficially owns 3,125,000 shares of Common Stock, representing approximately 4.6% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement.  Such beneficial ownership assumes the issuance of 1,250,000 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock, 1,250,000 shares of Common Stock issuable upon exercise of the A Warrants and 625,000 shares of Common Stock issuable upon exercise of the B Warrants, as more fully described herein.  The beneficiaries of River Trust are Ms. Blech and Mr. Blech. The sole trustee is Mr. Blech, who has the sole voting and dispositive power of River Trust.

River Trust has the shared power to vote or direct the vote of 3,125,000 shares of Common Stock and has the shared power to dispose or direct the disposition of 3,125,000 shares of Common Stock.

As of June 1, 2011, West Trust beneficially owns 18,750,000 shares of Common Stock, representing approximately 22.6% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement.  Such beneficial ownership assumes the issuance of 7,500,00 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock, 7,500,000 shares of Common Stock issuable upon exercise of the A Warrants 3,750,000 shares of Common Stock issuable upon exercise of the B Warrants, as more fully described herein.  The sole beneficiary of West Trust is Mr. Blech. The trustee is Mr. Blech, who has the sole voting and dispositive power of West Trust.

West Trust has the shared power to vote or direct the vote of 18,750,000 shares of Common Stock and has the shared power to dispose or direct the disposition of 18,750,000 shares of Common Stock.

As of June 1, 2011, Liberty Trust beneficially owns 18,750,000 shares of Common Stock, representing approximately 22.6% of the shares of Common Stock outstanding, based upon the number of shares of Common Stock outstanding as provided in the Securities Purchase Agreement.  Such beneficial ownership assumes the issuance of 7,500,00 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock, 7,500,000 shares of Common Stock issuable upon exercise of the A Warrants 3,750,000 shares of Common Stock issuable upon exercise of the B Warrants, as more fully described herein.  The sole beneficiary of Liberty Trust is Mr. Blech. The trustee is Mr. Blech, who has the sole voting and dispositive power of Liberty Trust.

Liberty Trust has the shared power to vote or direct the vote of 18,750,000 shares of Common Stock and has the shared power to dispose or direct the disposition of 18,750,000 shares of Common Stock.

Except as described herein, the Reporting Persons have not effected any transaction in Common Stock of the Issuer in the past 60 days.

(c)
No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported in this Schedule 13D.

(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Security Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. A copy of the form of the A Warrant is attached hereto as Exhibit 4 and is incorporated by reference herein. A copy of the form of the B Warrant is attached hereto as Exhibit 5 and is incorporated by reference herein. A copy of the Certificate of Designation is attached hereto as Exhibit 6 and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

Exhibit 2
Securities Purchase Agreement, dated May 24, 2011, among Stratus Media Group, Inc. and the investors named therein (incorporated by reference to Exhibit 10.01 of the Issuer’s Current Report on Form 8-K filed May 27, 2011)

Exhibit 3
Security Agreement, dated May 24, 2011, among the grantors named therein and Isaac Blech, as collateral agent (incorporated by reference to Exhibit 10.02 of the Issuer’s Current Report on Form 8-K filed May 27, 2011)

Exhibit 4	Form of A Warrant (incorporated by reference to Exhibit 4.06 of the Issuer’s Current Report on Form 8-K filed May 27, 2011)

Exhibit 5	Form of B Warrant (incorporated by reference to Exhibit 4.07 of the Issuer’s Current Report on Form 8-K filed May 27, 2011)

Exhibit 6	Certificate of Designations for the Series E Convertible Preferred Stock (incorporated by reference to Exhibit 4.01 of the Issuer’s Current Report on Form 8-K filed May 27, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

/s/ Miriam Wimpfheimer Blech
Miriam Wimpfheimer Blech

/s/ Isaac Blech
Isaac Blech

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Filing Statement

Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on this Schedule 13D is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June 1, 2011

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

WEST CHARITABLE REMAINDER UNITRUST.

By:	/s/ Isaac Blech
Name:	Isaac Blech
Title:	Trustee

/s/ Miriam Wimpfheimer Blech
Miriam Wimpfheimer Blech

/s/ Isaac Blech
Isaac Blech